

Dope Coffee Company Use of Proceeds

Dope Coffee Company is seeking $428,980 in second-round financing, in the form of convertible notes to fund growth and expansion of our initial traction gained during our development phase.

The Company intends to use the proceeds from the 2021 Crowd Notes as follows:

FUNDRAISING NEEDS: Dope Coffee is seeking to raise up to $428,980 via Convertible Notes.

$134,000 - Supply and Inventory
$90,000 - Marketing and Advertising
$67,000 - Working Capital
$44,500 - Sales
$29,000 - Local Delivery
$27,000 - Operations
$20,000 - Reserve
$9,000 - Pop Up Retail
$8,480 - Roasting Ops

The minimum target offering amount and the deadline to reach the minimum target offering amount. The minimum target offering amount is $50,000, and the deadline to reach this amount is June 30, 2021. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding Offering, investment commitments will be cancelled, and committed funds will be returned. We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Oversubscriptions will be allocated on a first-come, first-served basis.

The closings will occur at milestone increments, as shown below. Once we reach our maximum target offering amount (Fourth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

First Milestone: $50,000 (minimum target offering amount)



Second Milestone: $150,000 (an additional $100,000 raised after the First Milestone is reached)
Third Milestone: $300,000 (an additional $150,000 raised after the Second Milestone is reached)
Fourth Milestone: $428,980 (an additional $128,980 raised after the Third Milestone is reached)

A description of the purpose and intended use of the offering proceeds. Dope Coffee Company will use the proceeds of this Regulation Crowdfunding Offering to launch a targeted digital media and marketing campaign aimed to build a 2K recurring customer base, in addition to scaling our manufacturing capabilities and logistical efforts for B2C and B2B expansion. Below is a more detailed description of our use of proceeds at each milestone described above.

<u>First Milestone</u>: $50,000 (minimum target offering amount) When Dope Coffee meets the First Milestone, it plans to use the proceeds for initial supply and inventory purchase + storage, and initiating local delivery and wholesale distributions through acquiring the first Dope Coffee delivery van.
<u>Second Milestone</u>: $150,000 (an additional $100,000 raised) When Dope Coffee reaches the Second Milestone, it plans to use the proceeds for working capital and initiating Marketing and Advertising efforts spearheaded by Dope Coffee Music division and supplemented by an outsourced contract.
<u>Third Milestone</u>: $300,000 (an additional $150,000 raised) When Dope Coffee reaches the Third Milestone, it plans to use the proceeds to continue Marketing and Advertising efforts while initiating Sales through an outsourced contract, and accounting for additional operational expenses.
<u>Fourth Milestone</u>: $428,980 (an additional $128,980 raised) When Dope Coffee reaches the Fourth Milestone, it plans to use the proceeds to secure remaining supply and inventory, initiate our pop up retail operations and roasting ops, and fund the company reserve.

In summary, it is imperative to reach our fourth milestone of $428,980 as we will be able to upgrade our current operations to be more efficient, secure bulk supply and inventory for B2C and B2B expansion, initiate local delivery options for faster service and lowers costs, obtain and execute targeted marketing and advertising campaigns, stand up and build out our sales division with funds to operate, and initiate our pop up retail operations and roasting ops which will further cut costs and keep operations in house, in addition to establishing a visual space for customers to interact. Our goal of 2K recurring customer base is real and our retail operations in the metro-ATL area will help make that happen. We also projection expansion to North Carolina, due to B2C and B2B support and traction. Any additional funds raised will propel the vision of being an American household brand with micro-fulfillment centers embodying the culture and values of Dope Coffee Company through hands-on entertainment and cultural elevation.